Mail Stop 4561
								June 16, 2005

By U.S. Mail and facsimile to (540) 394-6894


William P. Heath, Jr.
President and Chief Executive Officer
FNB Corporation
105 Arbor Drive
Christiansburg, VA  24073

Re:	FNB Corporation
	Form 10-K
      Filed March 15, 2005
	File No. 000-24141

Dear Mr. Heath:

      We have reviewed your filing and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We have limited our review of your filing to those issues we have addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-K filed March 15, 2005
2004 Annual Report
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Noninterest income, page 6

1. We note your accounting policy disclosure in Note 1(e) of your audited financial statements that loan origination fees are deferred and amortized over the contractual life of the related loans as an adjustment of the yield. Please confirm by telling us whether you follow the guidance in paragraphs 5-7 of SFAS No. 91 or explain the method you use to amortize your loan origination fees.

2. As a related matter, please quantify your loans originations during each period presented and more clearly describe how fluctuations in originations impacted your origination fee income for each period presented in your response letter. Please tell us whether you changed your method of amortizing origination fee income during the periods presented and if so, quantify the financial statement impact.

Contractual Cash Obligations, page 10

3. We note that your cash and due from banks amounted to approximately $38 million while cash flow from operations for 2004 were approximately $14 million. In light of these amounts, please tell us how management intends to fulfill its obligations to repay FHLB borrowings of $52 million upon maturity in 2005.

4. Please also explain the differences between FHLB borrowings of
$52
million due in less than one year (as disclosed on page 11 of your annual report) and the $33 million in FHLB advances due in 2005 (as disclosed in note 10 of your financial statements). We are unable to reconcile these amounts.


*    *    *    *    *    *    *


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant, at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief




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William P. Heath, Jr.
FNB Corporation
June 16, 2005
Page 3